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                                                                EXHIBIT (a) (12)


              [THE FOLLOWING WILL BE DELIVERED BY ELECTRONIC MAIL]


         In connection with our recently announced offer to exchange options for restricted stock units, attached is Supplement No. 1 to the Offer to Exchange dated May 19, 2003. The Securities and Exchange Commission may review filings and commonly comments on them after the review. This Supplement amends the Offer to Exchange in response to comments made by the Securities and Exchange Commission. The supplement does not affect any acceptance of this offer which you may have already made. You may withdraw any acceptance, or accept the offer at any time prior to 11:59 p.m. on May 29, 2003.

         We amended the Offer to Exchange as follows:

         o Section 5 of the Offer to Exchange was clarified to state that the restricted stock units will be deemed to be granted on the expiration date (May 29, 2003) and that we will deliver the executed Restricted Stock Unit Agreement to you promptly after the expiration date by June 3, 2003.

         o Question 7 on page 7 and Section 5 on page 17 were both amended by deleting a superfluous paragraph on a change in control before the expiration of the offer because you have the ability to withdraw prior to the expiration date and by clarifying what would happen in the event of a change in control after the expiration date and grant of the restricted stock units.

         o A paragraph on page 19 dealing with a condition to the offer was revised to clarify that the "contemplated benefits of the offer" to us are those discussed in Section 2 on page 14.

         o The bottom paragraph on page 19 and the top paragraph on page 20 amend another condition to provide that any decision we make about terminating the offer because of an event that could have a material adverse effect on our business needs to be based upon "our reasonable judgment."

         o We moved the last five paragraphs of Section 13 on pages 31-32 to a new Section 18, entitled "Extension of Offer; Termination; Amendment."

         o Section 18 was also amended to provide that any notice of extension must be made by press release or public announcement by 9:00 A.M. Eastern time on the next business day following the expiration date and that the


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                  announcement will include the approximate number and
                  percentage of options that have been deposited with the Company

         o We are disclaiming any obligation to certify or any certification in the Letter of Transmittal or otherwise that you may make or may have made that you have "read" the Offer to Exchange.

         In addition, please remember that if you wish to accept the offer, you need to deliver to us the executed Letter of Transmittal and the Restricted Stock Unit Agreement for the exchange no later than 11:59 p.m., Mountain time, on May 29, 2003.

                                             Thank you,

                                             Mindy Tucker